Exhibit 99.10

Press Release

Total Will Responsibly Diversify the La Mède Biorefinery’s Feedstock

Paris, May 16, 2018 - Total today received an operating license for the planned La Mède biorefinery. This is a major milestone in the project to transform the site. The project began in 2015, with a planned start-up date of summer 2018.

La Mède is authorized to use up to 450,000 tons of raw vegetable oil for its feedstock supply. Total has noted the controversy stirred up by erroneous reports that crude palm oil could account for as much as 450,000 tons a year, or nearly 70%, of the site’s feedstock. The conflation between vegetable oil and palm oil prompted the Group to spell out in more detail the supply plan, worked out with the French Ministry for Ecological and Inclusive Transition that it has committed to follow.

The biorefinery will have a processing capacity of 650,000 tons per year. Its supply mix will consist of 60 to 70% raw vegetable oil from sources as diverse as rapeseed, sunflower, soybean, palm and distiller corn oils, as well as oils from new plants such as carinata. The site will also process 30 to 40% animal fat, used cooking oil and residues (from waste and the pulp and paper industry). That share is expected to grow over the years based on the availability of such alternative resources.

Following constructive discussions with the French Ministry for Ecological and Inclusive Transition, Total will pursue a continuous improvement process. It pledges to restrict crude palm oil to less than half of the feedstock that will be processed on site, or no more than 300,000 tons per year. This commitment could not have been made without the work done to develop and promote the use of products from the circular economy, in particular by recycling animal fat. Animal fat could comprise 100,000 tons per year or more of the site’s feedstock, higher than planned when the project first began. This demonstrates Total’s sensitivity to concerns about deforestation.

In terms of crude palm oil’s sustainability, Total has committed to advocating for a European Union high-quality sustainable certification system, such as the ISCC1 or any other equivalent certification recognized by the European Commission. To that end, a dedicated team has been set up to oversee compliance with sustainability criteria across the entire supply chain, making sure in particular that supplies are purchased from RSPO2 -certified producers.

La Mède Complex:

In summer 2018, the La Mède complex will be the site of France’s first world-class biorefinery, for a capital expenditure of €275 million. It will produce 500,000 tons per year of biodiesel. The complex will eventually employ 250 people and include four other major activities besides the biorefinery:

•	An oil depot with a storage capacity of 1.3 million cubic meters per year, which has been up and running since April 2017.

•	An international training center using actual facilities and able to accommodate 2,500 students a year. It opened its doors in October 2017.

•	An 8 MW solar farm, connected to the grid since December 14, 2017.

•	A unit to produce 50,000 cubic meters per year of AdBlue, an additive that reduces nitrogen oxide emissions from trucks. Production will begin in July 2018.

La Mède’s forward-looking transformation reflects Total’s determination to play an active role in developing renewable energies and the circular economy.

1	International Sustainability & Carbon Certification.
2	Roundtable on Sustainable Palm Oil.

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